HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218
February 26, 2009

VIA EDGAR

Ms. Karen Garnett, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

Pre-Effective Amendment No. 12 to Registration Statement on Form S-11

Filed on February 26, 2009

Registration No. 333-142236

Dear Ms. Garnett:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 12 (“Amendment No. 12”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 26, 2008.

For convenience of reference, each Staff comment contained in your August 26, 2008 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Eric McPhee, Dan Gordon and Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 12 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 11 to the Registration Statement filed with the Commission on August 8, 2008. The changes reflected in Amendment No. 12 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the

Ms. Karen Garnett

February 26, 2009

Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 11. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Management Agreement, page 10

1.	We note your previous discussion in Amendment No. 10 regarding the types of expenses that may be reimbursed. Please revise to briefly describe the most significant types of expenses that will be reimbursed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the prospectus.

Quantitative and Qualitative Disclosures about Market Risk, page 74

2.	We note your response to comment no. 5. To the extent the market perception of credit risk does not materially impact changes in spreads between your target securities and U.S. Treasury notes, please discuss any other causes of changes in spreads caused by the market, such as supply/demand issues, that could have a material impact on your business.

RESPONSE: As discussed verbally with Mr. Michael McTiernan on August 25, 2008, the Company believes that the increased credit spreads discussed in Amendment No. 11 were a result of general supply and demand issues caused by the recent unprecedented volatility of the credit markets. The Company believes that this market volatility caused investors to invest fewer funds in Agency RMBS relative to U.S. Treasury notes (and, thereby, increasing spreads between the two securities). However, despite the recent increase in spreads between Agency RMBS and U.S. Treasury notes, the value of the Company’s Agency RMBS portfolio has not materially changed. Therefore, the Company does not view the aforementioned increase in credit spreads as a material risk to its business. Furthermore, given the Company’s belief that the unprecedented disruption in the credit markets is not likely to repeat itself and that credit spreads on Agency RMBS will return to more normalized levels, it believes that the risk of increased credit spreads in the future will continue to not be a material risk to

Ms. Karen Garnett

February 26, 2009

its business. For example, credit spreads decreased in late 2008 and early 2009 as described on pages 62 and 63 of the prospectus. The decreased credit spreads have resulted in an increase in book value. The Company believes that the only material market risk associated with its Agency RMBS portfolio is interest rate risk.

Exhibits

3.	We note that Exhibit 5.1 has been superseded by Exhibit 5.2 and that Exhibit 8.1 has been superseded by Exhibit 8.2. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your opinions with the next amendment, please provide draft copies for us to review.

RESPONSE: The Company will file Exhibits 5.2 and 8.2 with Amendment No. 13.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours,

/s/ S. Gregory Cope

S. Gregory Cope

Enclosure

cc:	Kevin E. Grant

Thomas A. Rosenbloom

Daniel M. LeBey

David J. Goldschmidt